United States
Securities and Exchange Commission
Washington, DC 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

ENERGY CONSERVATION TECHNOLOGIES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

3027 N 75th St.
Boulder, CO 80301

Fazle Quazi
3027 N 75th St.
Boulder, CO 80301
(303) 422-3178

with copy to:
Law Offices of Davis & Associates
PO Box 12009
Marina del Rey, CA 90295
(310) 823-8300

3612	20-1441547
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES

Issuer's Directors	Residential Address	Business Address
Fazle Quazi	3027 N 75th Street Boulder, CO 80301	3027 N 75th Street Boulder, CO 80301
Peter Van Dorn	5860 Oxford Road Niwot, CO 80503	3027 N 75th Street Boulder, CO 80301
John Knapp	3002 N 75th Street Boulder, CO 80301	3027 N 75th Street Boulder, CO 80301
Ron Brambila	815 Dewey Ave, #1 Boulder, CO 80304	3027 N 75th Street Boulder, CO 80301
Bill Tolch	6173 Niwot Road Longmont, CO 80503	3027 N 75th Street Boulder, CO 80301

Issuers Officers
Fazle Quazi, President, Chief Executive Officer,
Chairman of the Board, Chief Financial Officer
Fazle Quazi, Secretary

Promoters of the Issuer
None

Counsel to the Issuer
Donald G. Davis, Esq.
Davis & Associates
PO Box 12009
Marina del Rey, CA 90295

<u>"Record" and "Beneficial" owners of 5% or more of any class of the Issuer's equity securities:</u>

Name & Address	Shares held of Record	Shares Beneficially Owned
Fazle Quazi	56.80%	56.80%
Jay Lutsky	9.21%	9.21%

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in SEC Rule 262 under the Securities Act of 1933 (the "33 Act").

ITEM 3. Affiliate Sales

Not Applicable.

ITEM 4. Jurisdiction in Which Securities Are to be Offered

The securities will be offered in Colorado, and California. The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered only pursuant to the extent that exemptions are available in that state or jurisdiction for such offer and sale.

If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement.

The securities will be offered by the President of the Company on a private basis to individuals or entities known to him or referred to him and who qualify under the state laws for such offers.

ITEM 5. **Unregistered Securities Issued or Sold Within 1 Year (By the Company, or by any Officer, Director, Promoter or Principle Securities Holder)**

Name of Purchaser	Title of Securities	Amount of Securities	Aggregate Offering Price	Form of Consideration	Purchasers Relationship	Basis of Exception
Fazle Quazi	Energy Conservation Technologies, Inc. Common Stock	40,000	$0.22	Services	CEO, Principle Shareholder, Director	Regulation D/ Section 4(2)
Peter Van Dorn	Energy Conservation Technologies, Inc. Common Stock	40,000	$0.22	Services	Director	Regulation D/ Section 4(2)
John Knapp	Energy Conservation Technologies, Inc. Common Stock	126,500	$0.18	Services and $9,515.00 in Cash	Director	Regulation D/ Section 4(2)
Ron Brambila	Energy Conservation Technologies, Inc. Common Stock	50,000	$0.22	Services	Officer, Director	Regulation D/ Section 4(2)
Bill Tolch	Energy Conservation Technologies, Inc. Common Stock	40,000	$0.22	Services	Officer, Director	Regulation D/ Section 4(2)
Youth opportunities	Energy Conservation Technologies, Inc. Common Stock	41,667	$0.13	Cash	Shareholder	Regulation D/ Section 4(2)
Rafael Meno	Energy Conservation Technologies, Inc. Common Stock	6,250	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Brenda Lyle	Energy Conservation Technologies, Inc. Common Stock	18,750	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Eric Schmidt	Energy Conservation Technologies,	15,625	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)

	Inc. Common Stock					
Elie Bouchard	Energy Conservation Technologies, Inc. Common Stock	9,445	$0.20	Cash	Shareholder	Regulation D/ Section 4(2)
Ally Newman	Energy Conservation Technologies, Inc. Common Stock	62,632	$0.20	Services and $5,000.00 in cash	Shareholder	Regulation D/ Section 4(2)
Stephen Rogers	Energy Conservation Technologies, Inc. Common Stock	77,334	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Mathew Lancot	Energy Conservation Technologies, Inc. Common Stock	17,857	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Francis Wunderlich	Energy Conservation Technologies, Inc. Common Stock	10,000	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Nancy Newman	Energy Conservation Technologies, Inc. Common Stock	3,334	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
George Rogers	Energy Conservation Technologies, Inc. Common Stock	13,334	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)
Kariane Nemer	Energy Conservation Technologies, Inc. Common Stock	8,750	$0.25	Services	Shareholder	Regulation D/ Section 4(2)
Henry Rogers	Energy Conservation Technologies, Inc. Common Stock	13,334	$0.15	Cash	Shareholder	Regulation D/ Section 4(2)

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its President, Fazle Quazi. No compensation or commission will be paid in connection with the placement of the issuer's securities.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

ITEM 9. Use of a Solicitation of Interest Document

None

Dated: November, 2008

PART II
"PRELIMINARY"
OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

ENERGY CONSERVATION TECHNOLOGIES, INC.
3027 N 75th St.
Boulder, CO 80301
(303) 422-3178
(Address and telephone number of principal executive offices)

5,000,000 Units, each Unit consisting of One Share of Common Stock to be sold at $0.11 per Unit, One Class A Common Stock Purchase Warrant, One Class B Common Stock Purchase Warrant, and One Class C Common Stock Purchase Warrant

This Offering Circular relates to 5,000,000 Units offered by Energy Conservation Technologies, Inc., a Colorado corporation ("ECTI", or the "Company"). Each Unit consists of one share of common stock, and includes one Class A Warrant exercisable at $0.18 per share, one Class B Warrant exercisable at $0.22 per share, and one Class C Warrant exercisable at $0.49 per share, and is being offered by ECTI at $0.11 per Unit. We will receive gross proceeds of up to $550,000 from the sale of up to 5,000,000 Units being offered by ECTI, and an additional $4,450,000 if all Warrants which are included in the Units are exercised. All warrants expire on a date 6 months after the date of this offering circular, unless the warrant exercise period is extended. The exercise period may not be extended beyond 11 months from the date of this Offering Circular.

The Units are being offered by the Company on a "best efforts, no minimum basis". Up to 5,000,000 Units are offered, pursuant to the exemption from registration provided by Regulation A, promulgated by the Securities and Exchange Commission under the Securities Act of 1933.

The minimum investment in the offering is 100,000 Units for $11,000.

Approximate date of the commencement of the proposed sale to the public: As soon as practicable after the qualification of this Offering Statement. The offering of the units will terminate 90 days after qualification, with the option in the Company to extend the termination date by an additional 90 days.

This Information in this preliminary is not complete and may be changed. We may not sell these securities until a final offering circular is filed with the Securities and Exchange Commission and this offering circular is qualified by the Securities and Exchange Commission. This Offering Circular is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Total Maximum Units	$550,000	$0	$550,000
Shares issuable on exercise of class A warrants	$900,000	$0	$900,000
Share issuable on exercise of class B warrants	$1,100,000	$0	$1,100,000
Shares issuable on exercise of class C warrants	$2,450,000	$0	$2,450,000

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.

(2) Initial costs of $12,000 have been advanced by the Company toward legal services.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

The Company

Energy Conservation Technologies, Inc. is an R&D, manufacturing, and product marketing company in the field of electrical energy. ECTI's primary product, its HID electronic ballasts for gas discharge lamps save significant electrical energy. ECTI's proprietary and *patented* technology also makes inverters for fuel, solar cells and wind power cheaper and more energy efficient.

The Offering

This offering consists of 5,000,000 Units at $0.11 per Unit, each Unit consisting of One Share of Common Stock to be sold at $0.11 per Unit, One Class A Common Stock Purchase Warrant, exercisable at $0.18, One Class B Common Stock Purchase Warrant exercisable at $0.22, and One Class C Common Stock Purchase Warrant exercisable at $0.49. The warrants all expire if not exercised on or before a date 6 months from the date of this offering circular, unless said date is extended by the Company.

RISK FACTORS

Any investment in the Company's securities involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any Units. If these or other risks occur, the business, financial condition or results of operations of the Company would likely suffer. In such case the value of the common stock would likely decline, and investors could lose all or part of the money they paid to buy the Units.

ECTI Future is Dependent upon Market Acceptance of its HID Electronic Ballast Technology. The future of ECTI is largely dependent upon the success of ECTI HID electronic ballast technology and/or on its development of new patents that serve other electronic ballast markets. Management believes that its ballast technology's superiority and cost advantages will lead to significant market penetration. However there can be no assurance ECTI can introduce any or all of its technologies or, that if introduced, they will achieve market acceptance sufficient to sustain ECTI or achieve profitable operations.

Intensity Electronic Ballast market Affected by Economy. The high intensity discharge electronic ballast market is likely to be often adversely affected by the anticipated general economic down turn. General economic condition of the county and government entities will impact the company's level of future sales of products and services.

Insufficiency of Capital. Based on the current rate of expenditures and anticipated additional expenditures, ECTI does not have sufficient funds to continue current operations beyond the next 6 months. Potential sources of future funds may include the sale of additional Company equity securities as in this offering, some form of debt financing and/or the sale or licensing of certain of ECTI technologies.

The availability of future capital to the Company, and the availability on commercially reasonable terms, is uncertain at this date.

The Company has shown losses in its prior fiscal years.

The Company incurred losses of $(146,312) and $(114,288) in its fiscal years ended 2008 and 2007, and at September 30, 2008, had a retained deficit of $(618,477). Management believes that there is a strong risk of reoccurring losses in the future unless and until the Company can establish a strong marketing program and produce a significant volume of sales, all of which will require additional capital to establish the marketing program, build inventory, and expand staff to accomplish such goals. The source, availability, form and terms for such additional capital is uncertain at this date.

Startup Company

ECTI has had only limited operations and no significant revenues or other financial results upon which investors may base an assessment of its potential. ECTI operations to date have principally centered on patent and product development, and plans to raise capital. ECTI has not yet begun commercial sales and has not yet begun to manufacture ballasts. ECTI faces all of the risks inherent in a new business, including the possibility of failure. There is no assurance that ECTI will become profitable.

Going Concern Status. The Company's financial statements are unaudited, and have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because of its financial history, there is substantial doubt as to the Company's ability to continue as a going concern. As shown in the financial statements, during the fiscal years ended December 31, 2007 and 2006, it incurred losses of $(146,312) and $(114,288), respectively. Its cash flow requirements have been met only through substantial borrowing from shareholders, trade credit terms from vendors, and private placement of equity securities.

The Company had net working capital of $116,968 at September 30, 2008.

There is no assurance that the Company will be able to obtain new Capital sufficient to successfully introduce, market and profitably sell its products. If it is unable to generate profits and unable to meet future working capital requirements, it may have to curtail its business sharply or cease operations altogether.

The Company's operating history makes the potential for the future of its business difficult to evaluate. There is no significant historical basis to assess how the Company's principle product or follow up additions and new products, will be accepted in the market place, or how the Company will respond to competitive, economic or technological challenges as its business evolves. The Company's business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies with new technology in the early stage commercialization of their technology.

Competition. The market for the Company's products is highly competitive. Major lamp and ballast manufactures such as GE, Sylvania, Advance Transformer and Vossloh Schwabe constitute ECTI's primary competition. Management believes that ECTI's patented ballasts are more technologically advanced, and currently, unlike its competitors, ECTI ballasts can be retrofitted in the existing light fixtures. But the Company's competitors have established and respected brands, larger organizations and greater financial resources with which to compete, and the ability to develop retrofit products.

ECTI Depends on Patents and Intellectual Property Rights. ECTI patent and patents under development are important to its business, and it will seek to protect intellectual property through patents, copyrights, trademarks, trade secrets, confidentiality provisions in customer, supplier and strategic relationship agreements, and nondisclosure agreements with third parties, employees and contractors. ECTI cannot assure that measures it takes to protect its patent and intellectual property will be successful or that third parties will not develop competitive products and patents that infringe upon ECTI patent and intellectual property. ECTI intends to vigorously defend, and will require its partners and licensees to likewise vigorously defend, ECTI intellectual property rights. Failure to successfully protect against misappropriation of the existing patent and patents under development and the resulting intellectual property, could have a negative effect on its business.

ECTI has three U.S. patents. ECTI has applied for three other patents. Despite its success in filing and obtaining patents to date, and despite the fundamental nature of its patents, there can be no assurance that any new patents applied for by ECTI will be issued or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in all countries where ECTI products can be sold or licensed to provide meaningful protection or any commercial advantage to ECTI. Competitors of ECTI may also be able to design around ECTI patent. The HID electronic ballast industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against ECTI and none is anticipated. Problems with patents or other rights could potentially increase the cost of ECTI products, or delay or preclude new product development and commercialization by ECTI. Litigation could be costly and time-consuming but may be necessary to protect ECTI future patent and/or technology license positions, or to defend against infringement claims.

The Company could fail to attract or retain key personnel, which could be detrimental to its operations. The Company's success largely depends on the efforts and abilities of Fazle Quazi, its Chief Executive Officer and President. The loss of the services of Mr.

Quazi could materially harm its business because of the cost and time necessary to find a successor. Such a loss would also divert management attention away from operational issues. It does not presently maintain key-man life insurance policies on its officer, and does not have a written employment contract with Mr. Quazi.

There has been only a limited market for the Company's shares. Because the Company's shares are quoted on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage of the Company by security analysts and the news media. As a result, prices for the shares of the Company's common stock may be lower than might otherwise prevail if its common stock was traded on a national securities exchange.

The Company's shares trade and are quoted on the Pink Sheets, and the trading price of its common stock is currently below $5.00 per share, and is likely to stay below this threshold for the immediate future. As a result of this price level, trading in its common stock is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

ECTI Shares May be Volatile. ECTI shares are quoted on the Electronic Pink Sheets and trade in the over-the-counter market. Securities traded on the Pink Sheets are, for the most part, thinly traded. So long as the shares continue to be quoted and traded in this manner, ECTI shares may experience significant price and volume volatility, increasing the risk of ownership to investors.

Existing "restricted" shares may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are 28,239,043 shares of the Company's common stock outstanding, of which 57.74% are held by officers, directors, affiliates or entities controlled by them, and are subject to the trading volume limitations of Rule 144. These shares either are available for resale, or may become available for resale after a holding period. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, regardless of how its business is doing.

Management and affiliates will continue to own enough shares to control shareholder votes, and this limits the rights of future shareholders. The Company's officers, directors, and principle shareholders, will own approximately 57.74% of the outstanding common stock in the event of sale of all the Units, and before any warrant exercise. As a result, these persons will control the vote on matters that require stockholder approval such as election of directors, or, by way of example; approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions. Such persons will also continue to hold control, assuming exercise of all the warrants, offered herein.

Forward Looking Statements.

This Memorandum contains forward-looking statements regarding the Company and its plans and prospects. The forward-looking statements and associated risks set forth in this Memorandum include or relate to, the Company's efforts to generate future revenues and move to net profits, which are dependent both on the infusion of additional capital and on management's ability to market its products, to manufacture and distribute its products, and market acceptance, among other factors. Such forward looking statements are also based on management's judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions. Such assumptions are difficult or impossible to predict accurately, and many are beyond Management's control. These statements may be found under Risk Factors and in "Business," as well as elsewhere in this Memorandum.

Actual future events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described elsewhere in this Memorandum.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net Tangible Book Value per share is calculated by taking Net tangible assets of the Company (total assets less total liabilities), and dividing by the number of shares of common stock outstanding.

As of September 30, 2008, balance sheet, the Company had a net tangible book value of $131,094.

The scenarios illustrated below represent an immediate dilution to investors in this offering, and an increase in net tangible book value to present shareholders.

1. No exercise of warrants

The sale of all the 5,000,000 shares included in the Units at $0.11 per share, for $550,000, would result in 33,239,043 million shares of common stock outstanding and an adjusted net tangible book value of $681,094 or $0.02 per share, assuming no warrants are exercised, based on the Company's balance sheet at September 30, 2008.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	28,239,043	$131,094		$131,094	16.14%	$0.005
New Investors	5,000,000	$550.000		$550,000	85.86%	$0.11
Total	33,239,043	$681,094		$681,094	100.00%	$.021

Initial public price per share	$0.11
Net tangible book value before offering	$0.005.
Net tangible book value after offering	$0.021
Increase per share attributable to new investors	$0.016
Dilution per share to new investors	$(0.089)

If an Intermediate number of shares sold (if 2,500,000 Units are sold for an aggregate of $275,000 in proceeds)

The sale of 2,500,000 shares included in the sale of 2,500,000 Units at $0.11 per share would result in 30,739,043 shares of common stock outstanding and an adjusted net tangible book value of $406,094 or $0.013 per share, assuming no warrants are exercised.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	28,239,043	$131,094		$131,094	24.40%	$0.005
New Investors	2,500,000	$275,000		$275,000	75.60%	$0.11
Total	30,739,043	$406,094		$406,094	100.00%	$.013

Initial public price per share	$0.11
Net tangible book value before offering	$0.005.

Net tangible book value after offering $0.013
Increase per share attributable to new investors $0.008
Dilution per share to new investors $(0.097)

If 1,000,000 Units are sold (If 1,000,000 Units sold for $110,000 in proceeds)

The sale of 1,000,000 shares included in the sale of 1,000,000 Units at $0.11 per share would result in 29,239,043 shares of common stock outstanding and an adjusted net tangible book value of $241,094 or $0.008 per share, assuming no warrants are exercised.

	Shares Outstanding			Average Total Paid		Price Per Share
	Number	Amount		Amount	Percent	
Existing Shareholders	28,239,043	$131,094		$131,094	24.40%	$0.005
New Investors	1,000,000	$110,000		$110,000	75.60%	$0.11
Total	29,239,043	$241,094		$241,094	100.00%	$0.008

Initial public price per share $0.11
Net tangible book value before offering $0.005.
Net tangible book value after offering $0.008
Increase per share attributable to new investors $0.003
Dilution per share to new investors $(0.1018)

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for sale of the shares. The Company anticipates that the shares will be offered and sold by the Company, or through the selling efforts of brokers or dealers not yet identified. If the Company does locate a broker or a dealer to offer its shares, then the Company will file with the Securities an Exchange Commission an amendment to this Offering Circular identifying such broker or dealer.

The Company's President, Fazle Quazi, will be offering the shares for sale for the Company in a manner complying with the exemptions applicable in the jurisdiction for such sale. Such shares will be offered without commission or payment. Any executive officer or director of the Company may make referrals to Mr. Quazi of potential prospects for the possible sale of the securities. The offering will be presented primarily through mail or telephone to those who expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this circular. The form of subscription agreement is attached as an exhibit to this Offering Statement.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Fazle is not considered to be a broker as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) has not participated in selling an offering of securities during the last 12 months.

The offering of Units will terminate 90 days after the qualification of this offering statement, subject to the option in the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received will be paid directly to the Company, contributed to its working capital, and available for immediate expenditure.

The Company is offering the shares on a "best efforts" basis, which means that there is no guarantee that the maximum number of Units will be sold, or that any particular number of shares will be sold. Stock certificates representing the number of shares purchased will be delivered to each investor by the Company.

USE OF PROCEEDS

The following table sets forth an estimated use of offering proceeds, assuming the sale of 5,000,000, 2,500,000, and 1,000,000 Units, respectively:

Description	On sale of 5,000,000 Units	On sale of 2,500,000 Units	On sale of 1,000,000 Units
Proceeds	$ 550,000	$275,000	$110,000
Legal Expense of Offering	$11,000	$11,000	$11,000
Reduce existing debt	$50,000	$30,000	$10,000
Additional Inventory	$40,000	$30,000	$20,000
Additional hires	$150,000	$80,000	$30,000
Travel Expense	$30,000	$20,000	$10,000
Marketing Campaign	$50,000	$30,000	$10,000
Patent apps/IP development	$30,000	$20,000	$0
Working Capital	$189,00	$54,000	$19,000
Total	$550,000	$275,000	$110,000

The Company intends that cash reserves, including proceeds from this offering not otherwise immediately applied to the stated uses, will be invested in money market funds, certificates of deposit, U.S. Treasury Bills or other financial instruments to provide the Company return on its cash reserves while maintaining liquidity.

DESCRIPTION OF THE BUSINESS

The Company

Energy Conservation Technologies, Inc. is an R&D and product marketing company in the field of electrical energy. Currently ECTI's primary product, in the process of commercialization, is its HID electronic ballasts for gas discharge lamps, which save as much as 50% of otherwise required electrical energy (the "Product"). ECTI's proprietary and *patented* technology also can be applied to inverters for fuel, solar cells and wind power.

Early History

Energy Conservation Technologies, Inc. (the Company) was incorporated July 29, 2004. It commenced operations effective September 5, 2004 when it acquired all the assets of Millennium Ballast, L.L.C. Millennium was organized in 2002 and had developed certain intellectual property pertaining to the electronic ballast, which intellectual property represented the assets acquired.

The Product

ECTI manufactures and markets electronic ballasts for high-intensity gas discharge (HID) lamps for streetlights and other applications. ECT's patented ballast technology cuts energy bills and reduces maintenance costs by one third.

Each and every day hundreds of millions of HID lamps and inefficient magnetic ballasts are used worldwide to illuminate streets, highways, shopping malls, parking lots, and parking garages. When compared to magnetic ballasts, ECT's electronic HID (eHID) ballasts can provide up to 50% in energy savings; reduce maintenance costs by up to 30%; greatly improve quality of light; and, reduce light pollution.

ECTI is a start-up company. Although ECTI's proprietary and *patented* technology also can be applied to other products, in order to minimize risks and maximize its efforts, Management decided to devote 100% its time and resources to commercialize the energy saving HID electronic ballast.

Advantages of HID lamps

HID lamps are one of the most efficient artificial light sources; they have a very long life and superior light quality. These are the primary reasons why HID lamps are used for large area illuminations such as streetlights, airports, warehouses, stadiums and parking garages. The HID lamp family can be divided primarily into two areas: High-pressure sodium (HPS) and metal halide (MH) lamps. The following is a brief comparison between the HPS and Incandescent light sources:

HPS: Average Life – 25,000 hours	Average lumen/watt – 105
INCANDESCENT: Average Life – 1,000 hours	Average lumen/watt – 12

Ceramic metal halide (CMH) lamps, one of the newer MH lamp technologies, produce dazzling and vibrant lights with minimum glares. In comparison with halogen lamps, CMH lamps are 3-5 times more energy efficient and last 5-6 times longer. CMH lamps combined with miniature electronic ballasts are beginning to appear in applications in supermarkets and department stores as replacements for halogen lamps.

HID lamp and ballast

Unlike incandescent bulbs, HID lamps require ballasts for lamp ignition and operation. Magnetic ballasts – a century old core & coil technology, operate almost all of the HID lamps in use today. Magnetic ballasts have these primary disadvantages:

- Waste energy
- Reduce lamp life
- Reduce light output by as much as 50% as lamp ages
- Light flickering
- Creates humming noise
- Heavy

A block diagram of a HID ballast-lamp system is shown below:

The Market AC POWER – BALLAST – HID LAMP

HID ballast market size

1. The market for HID electronic ballasts is large. Large area illuminations such as streetlights, convention halls, airports, parking lots, utilize HID lamps and ballasts.

ECTI's product has applications in five (5) distinct global market segments. These are:

- Electronic ballasts for HID lamps for commercial lighting
- Electronic ballasts for automotive HID headlight lamps

- ➢ Electronic ballasts for fluorescent lamps for commercial lighting
- ➢ Power Inverters for alternative energy sources such as fuel cell, solar panels and wind generators
- ➢ Power Supplies for telecommunications and computers

Competition

At present GE, Sylvania, Advance Transformer/Philips, Vossloh Schwabe, Universal, Fulham, Metrolight, Hatch Transformer and several small companies offer lower wattage electronic ballasts for metal halide lamps, 20W - 150W. Whereas, ECTI offers a complete line of low frequency HID electronic ballasts, 20W - 400W for metal halide, well as, for high-pressure sodium lamps. Further, ECTI ballasts can be retrofitted in existing light fixtures. This is a significant competitive advantage for ECTI. The following is a summary of ECTI HID ballast advantages over its competitors:

- More advanced technology, gives higher performance at a lower cost
- ECTI products can be manufactured at a lower cost
- ECTI products can be retrofitted in the existing light fixtures
- ECTI product development cycle – faster and more efficient

Marketing

ECTI intends to market its HID electronic ballasts through direct sales and by forming strategic partnerships with established national and international companies.

Management believes that this partnership marketing strategy will provide:

- Access to product manufacturing plants
- Faster market penetrations
- Access to global market
- Access to global distribution and sales channels

Once we initiate manufacturing of our ballasts in commercial quantities, we want to sell only a limited number of ballasts in order to allow us to further monitor the quality and reliability of our products.

After achieving the desired level of quality control and stability in our manufacturing operation, we plan to establish distributors and sales representatives, and relationships with the original equipment manufacturers (OEM). We intend to promote our products within departments of transportation, municipalities, county governments, and with utility companies.

ECT also plans to market its HID electronic ballasts in foreign countries by forming strategic partnerships with established companies within those countries. These include, but are not limited to: a) joint venture; b) private labeling; and c) technology licensing.

Product Testing

In 2004, the Mexican government decided to replace all of its HID lighting systems with energy-efficient ballasts.

In 2005, ECT submitted its ballasts to a Mexican Public Utility for testing and product approval. The first such test was conducted in February 2005. This was followed by two additional tests that resulted in receiving Utility approval in October 2006, the first such approval received by an electronic HID ballast manufacturer.

Following the Mexican Public Utility approval, we initiated test installations for our electronic ballasts in Mexico. Manufactured in Boulder, Colorado, our ballasts were installed in 12 streetlights of Mexico City in February 2007, followed by six more installations of similar size in various counties adjacent to Mexico City.

In addition, since September 2007, ECTI also installed its electronic ballasts in Boulder, Colorado, Sheridan, Wyoming, and, Yreka, California.

These test installations provided the following results:

Average energy savings were measured to be over 31% and as of September 2008 no noticeable lumen depreciations were observed.

ECT Management proposes to establish a ballast manufacturing plant with a Mexican near Mexico City in 2009, contingent upon locating the required capital to do so. In the mean time, ECT plans to generate sales in Mexico by importing ballasts from Boulder, Colorado.

Patent Issued:

- USA patent number - US 6,359,395 B1. Subject: "Power factor corrected electronic ballasts and power supplies." The US patent and trademark office granted this patent in *March 2002*. It involves a new foundation for designing electronic ballasts and power supplies at a lower cost while providing increased energy efficiency.
- USA patent number - US 7,199,528, B2. Subject: "Circuit for maintaining constant power in power factor corrected electronic ballasts and power supplies." The US patent and trademark office granted this patent in *April 2007*. This patent deals with an invention for economically maintaining constant power in gas discharge lamps.
- USA patent number - US 7,379,291. Subject: "Electronic ballast housing." The US patent and trademark office granted this patent in *March 2008*. This patent deals with a low-cost ballast housing that provides superior heat dissipation.

Patent Pending:

- USA patent application number - 11/375,558. Subject: "Single stage power factor corrected power converter with reduced AC inrush." This pending patent application was filed with the US patent office in *March 2006* and deals with the foundation of ECT's HID ballasts and power converters.
- USA patent application number - 11/508,614. Subject: "Power converters equipped with snubber circuits." This pending patent application was filed with the US patent office in *August 2006* and deals with an invention that reduces switching noise in electronic ballasts and power converters, resulting in increased energy efficiency and reduced EMI.
- Attorney Docket Number: - 013215.0109PTUS. Subject: "Electronic ballast for high intensity discharge lamps." This pending patent application was filed with the US patent office in *March 2008* and deals with the complete architecture and control topology of ECTI's HID electronic ballasts.

Product Manufacturing

ECTI currently manufactures limited quantities of ballasts in its facility in Boulder, Colorado.

In order to ensure the quality and long-term reliability of our ballasts, we plan to procure directly all raw materials required for their manufacture, including all electronic and magnetic components. This will prevent our subcontractors from using inferior components. We plan to outsource labor-intensive operations. We plan to also outsource all electronic assembly operations. However, we plan to perform the final quality control, and packaging of the ballasts ourselves in Boulder, Colorado.

Resources and Materials

ECTI plans to procure all electronic components from USA vendors. All electronic components and manufacturing equipment are readily available from multiple sources. The standard delivery time is 4-6 weeks.

Warranties

ECTI plans to provide an industry standard 3 year warranty for its electronic ballasts which will include parts and labor.

Research and Development

ECTI plans to continue to its research and development for improvements and new innovations, subject to availability of the necessary capital.

Employees

At present, ECTI has one full time and four part time employees

However, upon the receipt of additional capital, we plan to expand our organization by adding financial, marketing, and manufacturing personnel.

Environmental Issues

ECTI's products are not subject to any environmental Issues.

Description of Property

The Company currently operates from a facility which combines manufacturing space and warehouse, laboratory and business office in one space adjacent to the residence of its CEO, Fazle Quazi. The Company's facility is located at 3027 N 75th Street, Boulder, CO 80301. These facilities consist of a total of 2500 square feet, of which 600 square feet is office space, 1,000 square feet is manufacturing space and warehouse, and 900 square feet is laboratory space. The Company has a long term lease which runs through 2012, at a monthly rent of $600 per month. Were the Company to lose this space for any reason, comparable space is readily available in the same general area at comparable rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and the notes to those statements included with this offering circular.

Financial Data

See attached Financial Statements

The Company is not generating significant revenues at this stage to meet its ongoing daily operations and is reliant upon the successful placement of this offering and the proceeds there-from to maintain and continue its existing operations as well as to commence commercial sales of its product, and to expand and grow its manufacturing capability.

Results of Operations

Year ended December 31, 2007 compared to the Fiscal Year ended December 31,2006.

Revenues – The Company received revenues of $25,000 in 2007 compared to $0 in 2006. This revenue came from a consulting contract that continues into fiscal year 2008. Upon completion of certain governmental approvals, the contract will result in sales of ballasts to the customer.

Expenses – The Company incurred operating expenses of $171,312 in 2007 compared to $114,288 in 2006. The increase is primarily related to Director's fees of $35,700 paid with common stock in 2007. Other operating expenses were comparable in both periods.

Marketing Expenses – The Company has not incurred any significant marketing expense to date other than travel expenses related to establishing test sites and attending trade shows. Travel expenses amounted to approximately $12,000 in both 2007 and 2006. Upon completion of the Offering, the Company will increase its marketing efforts.

General and Administrative Expenses

General and Administrative expenses were insignificant in both years, and consisted primarily of rent, telephone and utilities. It is anticipated that General and Administrative expense will increase significantly in the future as the Company hires more employees and increases its production, marketing and sales activities upon completion of the Offering.

Liquidity and Capital Resources

Cash and cash equivalents were $13,563 at September 30, 2008. Working capital at that time was $116,968.

During 2007, net cash utilized by operations was $365,309, and cash provided from financing activities was $371,045, principally as a result of the sale of common stock in the amount of $371,045. During 2006, net cash utilized by operations was $73,496, and cash provided by financing activities was $146,730 as a result of the sale of common stock.

Management is optimistic that the Company's cash position will improve over the next 12 months as a result of the proceeds of this offering, and as the Company begins to deliver products.

Capital Expenditures

Total Capital Expenditures during the fiscal year ended 2007 were $1,675 for office and computer equipment. As shown in the Use of Proceeds, the Company will expend significant amounts for capital expenditures to begin production out of the offering proceeds.

Off-balance Sheet Arrangements

We have never entered into any off-balance sheet financing arrangements and have never established any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Capital Accounting Policies
The Company capitalizes buildings, furniture equipment in excess of a minimum amount. Assets are depreciated or amortized over their estimated useful lives on the straight-line method.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the Board of directors and executive officers of the Company:

Name	Age	Position Commenced	Date Directorship Commenced
Fazle Quazi	57	Chairman of the Board, President, CEO, Secretary, and Director	July 2004
		.	
Peter Van Dorn	67	Director	July 2007
John Knapp	61	Director	July 2007
Ron Brambila	62	Director of Business, Director	July 2007
Bill Torch	62	Director of Engineering, Director	July 2007
Fazle Quazi	57	Secretary	May 2007
Fazle Quazi	57	Chief Financial Officer	May 2007

Fazle Quazi: Fazle age 57, is an electrical engineer and a physicist. He received his MS degree from the University of Colorado, Boulder, in 1984. For over two decades, he has conducted pioneering research and designed products in the areas of energy and power conversion including energy-efficient electronic ballasts for fluorescent and HID lamps. Since 1986, he has generated more than 16 national and international patents, many of which have been recognized as landmark patents.

Prior to founding Energy Conservation Technologies, Inc., Fazle worked for Coleman Powermate, Magnetic Applications, Etta Industries, and Vac Tech Systems. His engineering expertise includes gas plasma sputtering, vehicular power generation, inverters for hydrogen fuel cells, and electronic ballasts for fluorescent lamps.

In addition to engineering work, Fazle was also involved in manufacturing, marketing, business development, and licensing technology to various national and international companies.

Peter Van Dorn, age 67, after serving 37 years as a Certified Public Accountant, Peter presently serves as both CFO and Director of Digital Info Security Company, located in Westminster, Colorado. He also sits on the Boards of Lightning Eliminators & Consultants, Inc. and various not-for-profit organizations.

John Knapp, age 61, has 35 years of experience in institutional and educational planning as well as architectural design and development. He previously worked with Klipp Architects, serving civic and institutional clients in both Colorado and Wyoming. John also managed facilities development for the State of Colorado and directed statewide facilities planning prior to establishing a private practice.

Ron Brambila, age 62, has over 30 years experience as a Boulder, Colorado businessman, entrepreneur, and community activist. In addition, he has held the position of Manufacturing and Human Services Planner for various companies.

Bill Tolch, age 62, Bill currently works as a magnetic components design consultant. He was President of Western Magnetics Corporation in Longmont, Colorado from 1987 to 1999. He has also held other positions in magnetics design, sales and marketing, and construction management.

REMUNERATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 2008, directors were paid a total of $44,625, in the form of restricted common stock.

Employment Agreements

The Company has no Employment Agreements with any of its officers or directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and Directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Name and Address	Number of Shares	Percent of Class (1)

	owned before and after Offering	
Fazle Quazi 3027 N 75th Street, Boulder, Colorado 80301	16,040,000	56.80%
Jay Lutsky 4807 South Zang Way, Morrison, Colorado 80465	2,600,000	9.21%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 28,239,043

CERTAIN TRANSACTIONS

1. The Board issued 30,000 restricted Common Shares to each of its 4 outside Board members in July of 2007, for serving on the Board from July 2007, through June 2008. The Board issued 50,000 restricted Common Shares in July of 2007 to Peter Van Dorn, its 5th board member, for separate consulting and accounting services rendered from July 2007 through June 2008.

2. The Board issued 40,000 restricted Common Shares to each of 5 outside Board members in July of 2008, for serving on the Board from July 2008 through June 2009.

3. The Board issued 10,000 restricted Common Shares to Ron Brambila and 10,000 restricted Common Shares to Ally Newman, for separate consulting services rendered in July of 2008.

4. The Company borrowed $20,000 in October of 2007 from a private investor, George E. Swanson Trust, Peter Van Dorn, TTEE, and issued a convertible note for this amount, bearing interest at 10% per annum, with a two year term, convertible at the holders option into restricted Common stock at a conversion price of $0.10 per share, along with a two year warrant to require up to 200,000 shares of the Company Common stock, with a warrant exercise price of $0.10 per share.

5. The Company borrowed $10,000 in October of 2007 from a private investor, George E. Swanson Trust, Peter Van Dorn, TTEE, and issued a convertible note for this amount, bearing interest at 10% per annum, with a two year term, convertible at the holders option into restricted Common stock at a conversion price of $0.10 per share, along with a two year warrant to require up to 100,000 shares of the Company Common stock, with a warrant exercise price of $0.10 per share.

SECURITIES BEING OFFERED

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value. We are offering 5,000,000 Units under this Offering Circular.

Units

Each Unit offered hereby consists of one share of common stock, one class A warrant, one class B warrant and one class C warrant. The common stock and warrants will be immediately, separately transferable after the initial closing of this offering.

Common Stock

We have 28,239,043 shares of our common stock currently issued and outstanding. All common shares have equal voting rights and are non assessable. Voting rights are not cumulative. The holders of more than 50% of the voting stock could, if they choose to do so, elect all of the Directors. Upon liquidation, dissolution or winding up of the Corporation, and after the payment of liabilities and satisfaction of all claims our assets will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for additional securities and they have no right to require us to redeem or purchase their shares.

Holders of our common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors, out of funds legally available for that purpose after payment of any dividends to the holders of our preferred stock. We have not paid any cash dividends on our common stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Warrants

Each class A warrant, class B warrant and class C warrant, offered by this offering circular as a part of the Units, entitles the registered holder thereof to purchase one share of common stock from us at a price of $0.18 per share, $0.22 per share, and $0.49 per share, respectively, subject to adjustment in certain circumstances, The class A warrants are exercisable for a period of 6 months from the date hereof, the class B warrants are exercisable for a period of 6 months from the date hereof, and the class C warrants are exercisable for a period of 6 months from the date hereof, subject to the Company's option in its sole discretion to extend the period over which the warrants may be exercised for up to an additional 6 months.

The exercise prices and number of shares of common stock or other securities issuable upon exercise of the warrants are subject to adjustment in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company's.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price to the warrant agent for the number of warrants being exercised. Holders of the warrants do not have the rights or privileges of holders of common stock.

Preferred Stock

We are not currently authorized to issue Preferred stock and have none.

Change in Control Provisions

There are no provisions in our charter or bylaws that would delay, defer or prevent a change in our control.

PART F/S

FINANCIAL STATEMENTS

CERTIFICATIONS

I, Fazle Quazi, certify that:

1) I have reviewed the accompanying Balance Sheet of Energy Conservation Technologies, Inc. and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the nine-month periods ended September 30, 2008 and 2007. All information included in these financial statements is the representation of the issuer. These statements were prepared by our accountant in conformity with generally accepted accounting principles in the United States. No audit, review, or compilation was performed on these financial statements;

2) Based on my knowledge, these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports;

3) Based on my knowledge, the financial statements, and other financial information included in these financial statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these reports;

4) I am responsible for establishing and maintaining disclosure controls and procedures for the registrant;

5) I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's bookkeeper; a) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2008
/s/ Fazle Quazi

Fazle Quazi
Chief Executive Officer and
Chief Financial Officer

ENERGY CONSERVATION TECHNOLOGIES, INC.

BALANCE SHEETS

(unaudited)

	SEPTEMBER 30, 2008	SEPTEMBER 30, 2007
ASSETS		
Current assets:		
Cash	$ 13,563	$ 12,903
Inventory - parts & supplies	213,641	210,538
Total current assets	227,203	223,441
Other assets:		
Patents, net of amortization	174,708	83,796
Other	14,126	1,705
Total other assets	188,834	85,501
Total assets	$ 416,037	$ 308,942
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	76,235	12,395
Notes payable	34,000	-
Total current liabilities	110,235	12,395
Stockholders' equity:		
Common stock, $.001 par value, 500,000,000 authorized, 28,239,043 and 27,364,961 issued and outstanding	924,280	852,815
Deficit	(618,477)	(556,268)
Total stockholders' equity	305,802	296,547
Total liabilities and equity	$ 416,037	$ 308,942

ENERGY CONSERVATION TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,	
	2008	2007
Revenues:		
Consulting	$ 25,000	$ -
Total revenue	25,000	-
Expenses:		
Consulting	25,428	49,331
Directors fees	20,000	35,700
Electronic components	5,187	21,531
Travel	12,187	7,986
Contract services	1,605	6,370
Professional fees	250	8,535
Other	18,232	12,537
Total expenses	82,888	141,990
Net (Loss)	$ (57,888)	$ (141,990)
Earnings (loss) per share - basic and diluted	$ (0.00)	$ (0.01)
Shares used in computing earnings per share	27,786,331	26,869,576

See Notes to Financial Statements.

ENERGY CONSERVATION TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,	
	2008	2007
CASH FLOWS FROM OPERATIONS:		
Net (loss)	$ (57,888)	$ (141,990)
Adjustments to reconcile net (loss) to net cash provided by operations:		
Changes in:		
Inventory - parts and supplies	(2,081)	(210,538)
Amortization	444	378
Accounts payable	28,149	(24,048)
Notes payable	14,000	(40,125)
Net cash used by operations	(17,376)	(416,324)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Patents pending	(49,074)	(1,725)
Other	(14,937)	-
Net cash used in investing activities	(64,011)	(1,725)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Common stock issued	71,465	371,045
Net cash provided by financing activities	71,465	371,045
Net (decrease) increase in cash	(9,922)	(47,004)
CASH, BEGINNING OF YEAR	23,485	59,907
CASH, END OF YEAR	$ 13,563	$ 12,903

See Notes to Financial Statements.

ENERGY CONSERVATION TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(unaudited)

	Common Stock		(Deficit) in Retained Earnings
	Shares	Amount	
Balance, January 1, 2007	26,229,104	$ 481,770	$ (414,278)
Net (loss)			(141,990)
Common stock issued	1,405,857	371,045	
Balance, SEPTEMBER 30, 2007	27,634,961	$ 852,815	$ (556,268)
Balance, January 1, 2008	27,634,961	$ 852,815	$ (560,589)
Net (loss)			(57,888)
Common stock issued	604,082	71,465	
Balance, SEPTEMBER 30, 2008	28,239,043	$ 924,280	$ (618,477)

See Notes to Financial Statements.

ENERGY CONSERVATION TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007
(unaudited)

Note A - Accounting Policies:

Energy Conservation Technologies, Inc (the Company) was incorporated July 29, 2004. It commenced operations effective September 5, 2004 when it acquired all the assets of Millennium Ballast, L.L.C. Millennium was organized in 2002 and had developed certain intellectual property that was the primary asset acquired. The Company is a product and technology development company in the field of electrical energy. The primary goal of the Company is to invent, introduce, and commercialize products that save and conserve energy.

Revenues are recorded when services are rendered or when title to products passes to the purchaser.

Equipment is depreciated over its estimated useful life, usually 2-5 years. Software is amortized over its estimated useful life commencing when the software is placed in service.

Patents are amortized over the life of the patent.

Earnings per share basic and diluted is computed by dividing net income or loss by the weighted average number of shares outstanding during the period. There are no dilutive securities outstanding, accordingly, basic and diluted earnings per share are the same.

Income taxes are computed on the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial reporting and the tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note B – Notes Payable:

Notes payable consist of loans from stockholders, bear interest at 10% annually, are due on demand, but not later than two years from date of issuance, and are convertible into common stock at $.10 per share, and the note holders have the right to acquire additional stock up to the amount of the notes at $.10 per share.

NOTE C - INCOME TAXES:

Income tax provision (benefit) consists of the following:

	NINE MONTHS ENDED SEPTEMBER 30,	
	2008	2007
Federal deferred	$ (21,203)	$ (52,007)
State deferred	(2,692)	(6,603)
Adjustment to valuation allowance related to net deferred tax assets	23,895	58,610
	$ -	$ -

The tax effects of temporary differences that give rise to the deferred tax asset, net at June 30, 2008 and 2007 are as follows:

	JUNE 30,	
	2008	2007
Federal and state NOL carryforwards	$ 216,467	$ 194,694
Less valuation allowance	(216,467)	(194,694)
	$ -	$ -

FORM OF CLASS A

WARRANT TO PURCHASE COMMON STOCK

ENERGY CONSERVATION TECHNOLOGIES, INC.

Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by ENERGY CONSERVATION TECHNOLOGIES, INC. a Colorado corporation (the "Company"), on _________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 200_.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to ______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.18, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on _________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(b) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(c) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(d) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Colorado as applied to agreements among Colorado residents made and to be performed entirely within the State of Colorado.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

Energy Conservation Technologies, Inc.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS A WARRANT

To: Energy Conservation Technologies, Inc.

The undersigned hereby elects to purchase ________________ shares of Common Stock of Energy Conservation Technologies, Inc., pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: ____
____

Date: ______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____
____
____

FORM OF CLASS B

WARRANT TO PURCHASE COMMON STOCK
ENERGY CONSERVATION TECHNOLOGIES, INC.
Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by ENERGY CONSERVATION TECHNOLOGIES, INC. a Colorado Corporation (the "Company"), on _________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 200_.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to _______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.22, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on __________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(c) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(d) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so

purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(e) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(f) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(g) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(h) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Colorado as applied to agreements among Colorado residents made and to be performed entirely within the State of Colorado.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

ENERGY CONSERVATION TECHNOLOGIES, INC.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS B WARRANT

To: ENERGY CONSERVATION TECHNOLOGIES, INC.,

The undersigned hereby elects to purchase ________________ shares of Common Stock of Energy Conservation Technologies, Inc., pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: ____
____

Date: ______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____
____
____

CLASS C

WARRANT TO PURCHASE COMMON STOCK

ENERGY CONSERVATION TECHNOLOGIES, INC.

Void after ____________________

This Class A Warrant is issued to ____________________, or its registered assigns ("Holder") by ENERGY CONSERVATION TECHNOLOGIES, INC., a Colorado Corporation (the "Company"), on __________________ (the "Warrant Issue Date"). This Warrant is issued pursuant to that certain Company Offering Circular dated _______, 200_.

1. Purchase Shares. Subject to the terms and conditions hereinafter set forth, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the holder hereof in writing), to purchase from the Company up to _______________ fully paid and nonassessable shares of Common Stock of the Company, as constituted on the Warrant Issue Date (the "Common Stock"). The number of shares of Common Stock issuable pursuant to this Section 1 (the "Shares") shall be subject to adjustment pursuant to this Agreement.

2. Exercise Price. The purchase price for the Shares shall be $0.49, as adjusted from time to time pursuant to the terms of this Agreement (the "Exercise Price").

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on __________________ and ending at 5:00 p.m. on a date 6 months after said date.

4. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(e) the surrender of the Warrant, together with a duly executed copy of the form of Notice of Election attached hereto, to the Secretary of the Company at its principal offices; and

(f) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

5. Certificates for Shares. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter and in any event within thirty (30) days of the delivery of the subscription notice. In case the holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Company shall execute a new warrant in the form of this Warrant for the balance of such unexercised Warrants and deliver such new warrant to the holder of this Warrant.

6. Issuance of Shares. The Company covenants that it will at all times keep available such number of authorized shares of its Common Stock, free from all preemptive rights with respect thereto, which will be sufficient to permit the exercise of this Warrant for the full number of Shares specified herein. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable, and free from all taxes, liens, and charges with respect to the issuance thereof.

7. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(i) Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this provision shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(j) Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the Common Stock of the Company (other than as a result of a subdivision, combination, or stock dividend provided for in the Section above), then, as a condition of such reclassification, reorganization, or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per share payable hereunder, provided the aggregate purchase price shall remain the same.

(k) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Warrant Price, the Company shall promptly notify the holder of such event and of the number of shares of Common Stock or other securities or property thereafter purchasable upon exercise of this Warrant.

(l) No Impairment. The Company and the holder of this Warrant will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company or the holder of this Warrant, respectively, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Company and the holder of this Warrant against impairment.

8. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, and number of shares to be issued upon warrant exercise shall be rounded up or rounded down, as appropriate to the nearest "whole" share.

9. No Shareholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a shareholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, or be notified of shareholder meetings, and such holder shall not be entitled to any notice or other communication concerning the business or affairs of the Company. However, nothing in this Section shall limit the right of the Holder to be provided the Notices required under this Warrant.

10. Transfers of Warrant. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights (but only with all related obligations) hereunder are transferable in whole or in part by the Holder. The transfer shall be recorded on the books of the Company upon (i) the surrender of this Warrant, properly endorsed, to the Company at its principal offices; and (ii) the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the holders one or more appropriate new warrants.

11. Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of holders hereof and their respective successors and assigns, and be binding upon the Company.

12. Amendments and Waivers. Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder.

13. Notices. All notices required under this Warrant and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) upon confirmation receipt that the communication was successfully sent to the applicable number if sent by facsimile; (iii) one (1) business day after being sent, when sent by professional overnight courier service, or (iv) five (5) days after posting when sent by registered or certified mail. Notices to the Company shall be sent to the principal office of the Company (or at such other place as the Company shall notify the Holder hereof in writing). Notices to the Holder shall be sent to the address of the Holder on the books of the Company (or at such other place as the Holder shall notify the Company hereof in writing).

14. Governing Law. This Warrant shall be governed by the laws of the State of Colorado as applied to agreements among Colorado residents made and to be performed entirely within the State of Colorado.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be executed by an officer thereunto duly authorized.

ENERGY CONSERVATION TECHNOLOGIES, INC.

By:

Chief Executive Officer

NOTICE OF EXERCISE OF CLASS C WARRANT

To: ENERGY CONSERVATION TECHNOLOGIES, INC.

The undersigned hereby elects to purchase _______________ shares of Common Stock of Energy Conservation Technologies, Inc. pursuant to the terms of the attached Warrant. Payment of the Exercise Price per share required under such Warrant accompanies this notice.

WARRANTHOLDER:

____

By: ____________________________________
[NAME]

Address: _______________________________________
____

Date: ______________

Name in which shares should be registered:

____

Address to which shares are to be sent:

____
____
____

SUBSCRIPTION AGREEMENT

Energy Conservation Technologies, Inc.
3020 W 75th St.
Boulder, CO 80301

Gentlemen,

The undersigned (the "Subscriber") hereby subscribes to purchase that number of Units offered by Energy Conservation Technologies, Inc., each consisting of one share of Common Stock of Energy Conservation Technologies, Inc., one class A Warrant, one class B Warrant, and one Class C Warrant (the "Units") at a price of $0.11 per Unit, as is indicated on the Signature Page hereof.

1. Payment.

Accompanying this subscription is a check for the full amount of the purchase price, as set forth below, payable to Energy Conservation Technologies, Inc. (or alternatively funds have been wired).

2. Access to Information.

a.) The Subscriber has been provided with a copy of an Offering Circular for Energy Conservation Technologies, Inc., and has had an opportunity to review same.
b.) In addition, the Company will make available to the Subscriber for his inspection upon request, any and all material information about the Company which management has available.
c.) At the convenience of the Subscriber, he may telephone or visit one or more of the Company's Officers and/or Directors, for the purpose of questioning them with respect to the Company and this offering.

3. Risks

The Subscriber understands that an investment in the Company involves a high degree of risk. The Subscriber further understands that the price of the Units has been arbitrarily determined, and does not reflect earnings, book value, or other customary criteria, and that the Company is a development stage Company.

4. Subscriber's representations.

a). The subscriber is a resident of the state indicated on the signature sheet.
b). The Subscriber has adequate financial means to sustain a complete loss of its investment in the Units, has no need in the foreseeable future for liquidity in or income from its investment, and is able to bear the economic risk of loss of investment in the Units.
c). The Subscriber has such knowledge and experience in financial and business matters that he (it) is capable of evaluating the merits and risk of an investment in the Company.

5. Conditions

Subscriber understands that this subscription is subject to acceptance by the Company, and to prior sale of the Shares.

6. Applicable Law.

This Agreement shall be governed by and construed in accordance with the laws of Colorado, without regard to principles of conflict of laws.

ENERGY CONSERVATION TECHNOLOGIES, INC.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE
for Subscription to Units

Number of Units subscribed for: ________________ (at $0.11 per Unit)
Cashier Check enclosed, (or funds wired): $____________

________________	________________ ________________	____________
(Signature of Subscriber)	(Please print name. If signing for corporation or other entity, also print name of entity)	(Social Security or Tax Identification) Number)

Please check appropriate box:
[ ] Individual Ownership
[ ] Tenants in Common
[ ] Joint Tenants with Right of Survivorship

______________________	________________, 200_
(Name of any adviser or professional who assisted with making your investment decision)	(Execution Date)
Subscriber's residence address (please print)	Mailing address if different from residence address (please print)
______________________	______________________
(Street)	(Street)
______________________	______________________
(City, State, Zip Code)	(City, State, Zip Code)
______________________	______________________
(Telephone Number)	(Telephone Number)

Accepted:
ENERGY CONSERVATION TECHNOLOGIES, INC.

Date: ________________

By: ______________________ Title: ______________________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, Colorado, on November 3, 2008.

Energy Conservation Technologies, Inc.

By /s/____________________
Fazle Quazi
Title: President

By /s/____________________
Fazle Quazi
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________ Director
(Fazle Quazi)

____________________ Director
(Peter Van Dorn)

____________________ Director
(John Knapp)

____________________ Director
(Bill Tolch)

____________________ Director
(Ron Brambila)

PART III

EXHIBITS

2.0 Energy Conservation Technologies, Inc. Amended Articles of Incorporation

2.1 Energy Conservation Technologies, Inc. By-Laws

3.0 Form of Class A Warrant (See Offering Circular)

3.1 Form of Class B Warrant (See Offering Circular)

3.2 Form of Class C Warrant (See Offering Circular)

4.0 Form of Subscription Agreement (See Offering Circular)

11.0 Opinion of counsel as to legality of securities covered by the Offering Statement

12.0 George E. Swanson Trust, Peter Van Dorn, TTEE Promissory Note for 20,000.00

13.0 George E. Swanson Trust, Peter Van Dorn, TTEE Promissory Note for 10,000.00

CAPITOL CORP SERV NV

FILED# C-20346-04

JUL 29 2004

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	ENERGY CONSERVATION TECHNOLOGIES, INC.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Capitol Corporate Services, Inc. (Name) 202 S. Minnesota (Street Address), Carson City (City), NEVADA, 89703 (Zip Code) Optional Mailing Address / City / State / Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 500,000,000 Par value: $.001 Number of shares without par value:
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. Paolo Quasi (Name) 3027 N. 75th St. (Street Address), Boulder (City), CO (State), 80301 (Zip Code) 2. Jay Lutsky (Name) Same (Street Address) City State Zip Code 3. (Name) Street Address City State Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be:
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	David B. Stocker, Esq. (Name) Signature: [signature] 2425 E. Camelback Rd., Ste. 1075 (Address), Phoenix (City), AZ (State), 85016 (Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Michelle Ellis 7-29-04 Authorized Signature of R.A. or On Behalf of R.A. Company / Date

This form must be accompanied by appropriate fees. See attached fee schedule.

E-2.0-1

BYLAWS
OF
ENERGY CONSERVATION TECHNOLOGIES, INC.

July 29, 2004

ARTICLE I

OFFICES AND CORPORATE SEAL

SECTION 1.1 Registered Office. The registered office of ENERGY CONSERVATION TECHNOLOGIES, INC. (hereinafter the "Corporation"), in the State of Nevada shall be c/o Capitol Corporate Services, Inc., 202 South Minnesota Street, Carson City, Nevada 89703. In addition to its registered office, the Corporation shall maintain a principal office at a location determined by the Board. The Board of Directors may change the Corporation's registered office and principal office from time to time.

SECTION 1.2 Other Offices. The Corporation may also maintain offices at such other place or places, either within or without the State of Nevada, as may be designated from time to time by the Board of Directors (hereinafter the "Board"), and the business of the Corporation may be transacted at such other offices with the same effect as that conducted at the principal office.

SECTION 1.3 Corporate Seal. A corporate seal shall not be requisite to the validity of any instrument executed by or on behalf of the Corporation, but nevertheless if in any instance a corporate seal be used, the same shall be a circle having on the circumference thereof the name of the Corporation and in the center the words "corporate seal", the year incorporated, and the state where incorporated.

ARTICLE II

SHAREHOLDERS

SECTION 2.1 Shareholders Meetings. All meetings of the shareholders shall be held at the principal office of the Corporation between the hours of 9:00 a.m. and 5:00 p.m., or at such other time and place as may be fixed from time to time by the Board, or in the absence of direction by the Board, by the President or Secretary of the Corporation, either within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. A special or annual meeting called by shareholders owning a majority of the entire capital stock of the Corporation pursuant to Sections 2.2 or 2.3 shall be held at the place designated by the shareholders calling the meeting in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.2 Annual Meetings. Annual meetings of shareholders shall be held on a date designated by the Board of Directors or if that day shall be a legal holiday, then on the next succeeding business day, or at such other date and time as shall be designated from time to time by the Board and stated in the notice of the meeting. At the annual meeting, shareholders shall elect the Board and transact such other business as may properly be brought before the meeting. In the event that an annual meeting is not held on the date specified in this Section 2.2, the annual meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.3 Special Meetings of Shareholders. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by Nevada statute or by the Articles of Incorporation (hereinafter the "Articles"), may be called by the President and shall be called by the President or Secretary at the request in writing of a majority of the Board, or at the request in writing of shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. In the event that the President or Secretary fails to call a meeting pursuant to such a request, a special meeting may be held on the written call of the shareholders owning a majority of the entire capital stock of the Corporation issued, outstanding, and entitled to vote.

SECTION 2.4 List of Shareholders. The officer who has charge of the stock transfer books for shares of the Corporation shall prepare and make, no more than two (2) days after notice of a meeting of shareholders is given, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address and the number of shares registered in the name of each shareholder. Such list shall be open to examination and copying by any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder present.

SECTION 2.5 Notice of Shareholders Meetings. Written notice of the annual meeting stating the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally or by mail, to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when mailed to the shareholder at his address as it appears on the stock transfer books of the Corporation. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice unless determined otherwise by the unanimous vote of the holders of all of the issued and outstanding shares of the Corporation present at the meeting in person or represented by proxy.

SECTION 2.6 Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of, or permitted to vote at, any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of, or permitted to vote at, a meeting of shareholders, or for the determination of shareholders entitled to receive payment of a dividend, the record date shall be 4:00 p.m. on the day before the day on which notice of the meeting is given or, if notice is waived, the record date shall be the day on which, and the time at which, the meeting is commenced. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, provided that the board may fix a new record date for the adjourned meeting and further provided that such adjournments do not in the aggregate exceed thirty (30) days. The record date for determining shareholders entitled to express consent to action without a meeting pursuant to Section 2.9 shall be the date on which the first shareholder signs the consent.

SECTION 2.7 Quorum and Adjournment.

(a) The holders of a majority of the shares issued, outstanding, and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by Nevada statute or by the Articles.

(b) Business may be conducted once a quorum is present and may continue until adjournment of the meeting notwithstanding the withdrawal or temporary absence of sufficient shares to reduce the number present to less than a quorum. Unless the vote of a greater number or voting by classes is required by Nevada statute or the Articles, the affirmative vote of the majority of the shares then represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders; provided, however, that if the shares then represented are less than required to constitute a quorum, the affirmative vote must be such as would constitute a majority if a quorum were present; and provided further, that the affirmative vote of a majority of the shares then present shall be sufficient in all cases to adjourn a meeting.

(c) If a quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting to another time or place, without notice other than announcement at the meeting at which adjournment is taken, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

SECTION 2.8 Voting. At every meeting of the shareholders, each shareholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder, but no proxy shall be voted or acted upon after six (6) months from its date, unless the proxy provides for a longer period not to exceed seven (7) years.

SECTION 2.9 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of a majority of the outstanding shares entitled to vote with respect to the subject matter of the action unless a greater percentage is required by law in which case such greater percentage shall be required.

SECTION 2.10 Waiver. A shareholder's attendance at a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting, and shall constitute a waiver of any objection to consideration of a particular matter at the meeting unless the shareholder objects to considering the matter when it is presented. A shareholder may otherwise waive notice of any annual or special meeting of shareholders by executing a written waiver of notice either before, at or after the time of the meeting.

SECTION 2.11 Conduct of Meetings. Meetings of the shareholders shall be presided over by a chairman to be chosen, subject to confirmation after tabulation of the votes, by a majority of the shareholders entitled to vote at the meeting who are present in person or by proxy. The secretary for the meeting shall be the Secretary of the Corporation, or if the Secretary of the Corporation is absent, then the chairman initially chosen by a majority of the shareholders shall appoint any person present to act as secretary. The chairman shall conduct the meeting in accordance with the Corporation's Articles, Bylaws and the notice of the meeting, and may establish rules for conducting the business of the meeting. After calling the meeting to order, the chairman initially chosen shall call for the election inspector, or if no inspector is present then the secretary of the meeting, to tabulate the votes represented at the meeting and entitled to be cast. Once the votes are tabulated, the shares entitled to vote shall confirm the chairman initially chosen or shall choose another chairman, who shall confirm the secretary initially chosen or shall choose another secretary in accordance with this section. If directors are to be elected, the tabulation of votes present at the meeting shall be announced prior to the casting of votes for the directors.

SECTION 2.12 Election Inspector. The Board of Directors, in advance of any shareholders meeting, may appoint an election inspector to act at such meeting. If an election inspector is not so appointed or is not present at the meeting, the chairman of the meeting may, and upon the request of any person entitled to vote at the meeting shall, make such appointment. If appointed, the election inspector will determine the number of shares outstanding, the authenticity, validity and effect of proxies and the number of shares represented at the meeting in person and by proxy; receive and count votes, ballots and consents and announce the results thereof; hear and determine all challenges and questions pertaining to proxies and voting; and, in general, perform such acts as may be proper to ensure the fair conduct of the meeting.

ARTICLE III

DIRECTORS

SECTION 3.1 Number and Election. The number of directors that shall constitute the whole Board shall initially be one; provided, such number may be changed by the shareholders so long as the number of directors shall not be less than one or more than nine. Directors shall be elected by the shareholders, and each director shall serve until the next annual meeting and until his successor is elected and qualified, or until resignation or removal.

SECTION 3.2 Powers. The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts as are not by Nevada statute, the Articles, or these Bylaws directed or required to be exercised or done by the shareholders.

SECTION 3.3. Resignation of Directors. Any director may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 3.4 Removal of Directors. Any director or the entire Board may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of shareholders called expressly for that purpose.

SECTION 3.5 Vacancies. Vacancies resulting from the resignation or removal of a director and newly created directorships resulting from any increase in the authorized number of directors shall be filled by the shareholders in accordance with Section 3.1.

SECTION 3.6 Place of Meetings. Unless otherwise agreed by a majority of the directors then serving, all meetings of the Board of Directors shall be held at the Corporation's principal office between the hours of 9:00 a.m. and 5:00 p.m., and such meetings may be held by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.6 shall constitute presence in person at such meeting.

SECTION 3.7 Annual Meetings. Annual meetings of the Board shall be held immediately following the annual meeting of the shareholders and in the same place as the annual meeting of shareholders. In the event such meeting is not held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board, or as shall be specified in a written waiver of notice by all of the directors.

SECTION 3.8 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

SECTION 3.9 Special Meetings. Special meetings of the Board may be called by the President or the Secretary with seven (7) days notice to each director, either personally, by mail, by telegram, or by telephone; special meetings shall be called in like manner and on like notice by the President or Secretary on the written request of two (2) directors and shall in such case be held at the time requested by those directors, or if the President or Secretary fails to call the special meeting as requested, then the meeting may be called by the two requesting directors and shall be held at the time designated by those directors in the notice.

SECTION 3.10 Quorum and Voting. A quorum at any meeting of the Board shall consist of a majority of the number of directors then serving, but not less than two (2) directors, provided that if and when a Board comprised of one member is authorized, or in the event that only one director is then serving, then one director shall constitute a quorum. If a quorum shall not be present at any meeting of the Board, the directors then present may adjourn the meeting to another time or place, without notice other than announcement at the meeting, until a quorum shall be present. If a quorum is present, then the affirmative vote of a majority of directors present is the act of the Board of Directors.

SECTION 3.11 Action Without Meeting. Unless otherwise restricted by the Articles or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

SECTION 3.12 Committees of the Board. The Board, by resolution, adopted by a majority of the full Board, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution and permitted by law, shall have and may exercise all the authority of the Board. The Board, with or without cause, may dissolve any such committee or remove any member thereof at any time. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board, or any member thereof, of any responsibility imposed by law.

SECTION 3.13 Compensation. To the extent authorized by resolution of the Board and not prohibited or limited by the Articles, these Bylaws, or the shareholders, a director may be reimbursed by the Corporation for his expenses, if any, incurred in attending a meeting of the Board of Directors, and may be paid by the Corporation a fixed sum or a stated salary or both for attending meetings of the Board. No such reimbursement or payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.14 Waiver. A director's attendance at or participation in a meeting shall constitute a waiver of any objection to defective notice or lack of notice of the meeting unless the director objects at the beginning of the meeting or promptly upon his arrival to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. A director may otherwise waive notice of any annual, regular or special meeting of directors by executing a written notice of waiver either before or after the time of the meeting.

SECTION 3.15 Chairman of the Board. A Chairman of the Board may be appointed by the directors. The Chairman of the Board shall perform such duties as from time to time may be assigned to him by the Board, the shareholders, or these Bylaws. The

Vice Chairman, if one has been elected, shall serve in the Chairman's absence.

SECTION 3.16 Conduct of Meetings. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

(a) The Chairman of the Board;
(b) The Vice Chairman;
(c) The President of the Corporation; or
(d) A director chosen by a majority of the directors present, or if a majority is unable to agree on who shall act as chairman, then the director with the earliest date of birth shall act as the chairman.

The Secretary of the Corporation, or if he shall be absent from such meeting, the person whom the chairman of such meeting appoints, shall act as secretary of such meeting and keep the minutes thereof. The order of business and rules of procedure at each meeting of the Board shall be determined by the chairman of such meeting, but the same may be changed by the vote of a majority of those directors present at such meeting. The Board shall keep regular minutes of its proceedings.

ARTICLE IV

OFFICERS

SECTION 4.1 Titles, Offices, Authority. The officers of the Corporation shall be chosen by the Board of Directors and shall include a President, a Secretary and a Treasurer, and may, but need not, include a Chairman, a Vice Chairman, a Chief Executive Officer, a Chief Operating Officer, a Vice President, additional Vice Presidents, one or more assistant secretaries and assistant treasurers, or any other officer appointed by the Board. Any number of offices may be held by the same person, unless the Articles or these Bylaws otherwise provide. If only one person is serving as an officer of this Corporation, he or she shall be deemed to be President and Secretary. An officer shall have such authority and shall perform such duties in the management of the Corporation as may be provided by the Articles or these Bylaws, or as may be determined by resolution of the Board or the shareholders in accordance with Article V.

SECTION 4.2 Subordinate Officers. The Board may appoint such subordinate officers, agents or employees as the Board may deem necessary or advisable, including one or more additional Vice Presidents, one or more assistant secretaries, and one or more assistant treasurers, each of whom shall hold office for such period, have authority and perform such duties as are provided in these Bylaws or as the Board may from time to time determine. The Board may delegate to any executive officer or to any committee the power to appoint any such additional officers, agents or employees. Notwithstanding the foregoing, no assistant secretary or assistant treasurer shall have power or authority to collect, account for, or pay over any tax imposed by any federal, state or city government.

SECTION 4.3 Appointment, Term of Office, Qualification. The officers of the Corporation shall be appointed by the Board and each officer shall serve at the pleasure of the Board until the next annual meeting and until a successor is appointed and qualified, or until resignation or removal.

SECTION 4.4 Resignation. Any officer may resign his office at any time by giving written notice of his resignation to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no time be specified therein, at the time of the receipt thereof, and the acceptance thereof shall not be necessary to make it effective.

SECTION 4.5 Removal. Any officer or agent may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

SECTION 4.6 Vacancies. A vacancy in any office, because of death, resignation, removal, or any other cause, shall be filled for the unexpired portion of the term in the manner prescribed in Sections 4.1, 4.2 and 4.3 of this Article IV for appointment to such office.

SECTION 4.7 The President. The President shall preside at all meetings of shareholders. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board, shall in general supervise and control all of the business and affairs of the Corporation. He may sign, when authorized by the Board, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of the President and such other duties as may be prescribed by the Board from time to time.

SECTION 4.8 The Vice President. Each Vice President shall have such powers and perform such duties as the Board or the President may from time to time prescribe and shall perform such other duties as may be prescribed by these Bylaws. At the request of the President, or in case of his absence or inability to act, the Vice President or, if there shall be more than one Vice President then in office, then one of them who shall be designated for the purpose by the President or by the Board shall perform the duties of the President, and when so acting shall have all powers of, and be subject to all the restrictions upon, the President.

SECTION 4.9 The Secretary. The Secretary shall act as secretary of, and keep the minutes of, all meetings of the Board and of the shareholders; he shall cause to be given notice of all meetings of the shareholders and directors; he shall be the custodian of the seal of the Corporation and shall affix the seal, or cause it to be affixed, to all proper instruments when deemed advisable by him; he shall have charge of the stock book and also of the other books, records and papers of the Corporation relating to its organization as a Corporation, and shall see that the reports, statements and other documents required by law are properly kept or filed; and he shall in general perform all the duties incident to the office of Secretary. He may sign, with the President, certificates of stock of the Corporation. He shall also have such powers and perform such duties as are assigned to him by these Bylaws, and he shall have such other powers and perform such other duties, not inconsistent with these Bylaws, as the Board shall from time to time prescribe. If no officer has been named as Secretary, the duties of the Secretary shall be performed by the President or a person designated by the President.

SECTION 4.10 The Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name of and to the credit of the Corporation in such banks and other depositories as may be designated by the Board, or in the absence of direction by the Board, by the President; he shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and to the directors at the regular meetings of the Board or whenever they may require it, a statement of all his transactions as Treasurer and an account of the financial condition of the Corporation; and, in general, he shall perform all the duties incident to the office of Treasurer and such other duties as may from time to time be assigned to him by the Board. He may sign, with the President or a Vice President, certificates of stock of the Corporation. If no officer has been named as Treasurer, the duties of the Treasurer shall be performed by the President or a person designated by the President.

SECTION 4.11 Compensation. The Board shall have the power to set the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to set the compensation of such subordinate officers.

ARTICLE V

AUTHORITY TO INCUR CORPORATE OBLIGATIONS

SECTION 5.1 Limit on Authority. No officer or agent of the Corporation shall be authorized to incur obligations on behalf of the Corporation except as authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders. Such authority may be general or confined to specific instances.

SECTION 5.2 Contracts and Other Obligations. To the extent authorized by the Articles or these Bylaws, or by resolution of the Board or the shareholders, officers and agents of the Corporation may enter into contracts, execute and deliver instruments, sign and issue checks, and otherwise incur obligations on behalf of the Corporation.

ARTICLE VI

SHARES AND THEIR TRANSFER

SECTION 6.1 Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board. Such certificates shall be signed by the President or a Vice President and by the Secretary or an assistant secretary. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or one of its employees. Each certificate for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board may prescribe.

SECTION 6.2 Issuance. Before the Corporation issues shares, the Board shall determine that the consideration received or to be received for the shares is adequate. A certificate shall not be issued for any share until such share is fully paid.

SECTION 6.3 Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

ARTICLE VII

FISCAL YEAR

The fiscal year of the Corporation shall be December 31.

ARTICLE VIII

DIVIDENDS

From time to time the Board may declare, and the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles.

ARTICLE IX

INDEMNIFICATION

The Corporation may indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent permitted by law, the Articles or these Bylaws, and shall indemnify and advance litigation expenses to its directors, officers, employees and agents to the extent required by law, the Articles or these Bylaws. The Corporation's obligations of indemnification, if any, shall be conditioned on the Corporation receiving prompt notice of the claim and the opportunity to settle and defend the claim. The Corporation may, to the extent permitted by law, purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the Corporation.

ARTICLE X

REPEAL, ALTERATION OR AMENDMENT

These Bylaws may be repealed, altered, or amended, or substitute Bylaws may be adopted at any time by a majority of the Board at any regular or special meeting, or by the shareholders at a special meeting called for that purpose. Any amendment made by the shareholders may not be amended by the Board unless authorized by the shareholders. No amendment made by the Board that impairs the rights of any shareholder shall be valid.

IN WITNESS WHEREOF, the undersigned, being the directors of Energy Conservation Technologies, Inc., adopt the foregoing Bylaws, effective as of the date first written above.

/s/ Fazle Quazi

By: Fazle Quazi
Director

/s/ Jay Lutsky

By: Jay Lutsky
Director

CERTIFICATION

The undersigned, as Secretary of Energy Conservation Technologies, Inc., hereby certifies that the foregoing Bylaws were duly adopted by the Board of Directors.

/s/ Jay Lutsky

By: Jay Lutsky
Director

Exhibit 11.0
Form of Opinion

DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES
Ritz Carlton Annex
(310) 823-8300/fax (310) 301-3370

NEWPORT BEACH
Balboa Bay Club Annex
(949) 631-1142

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

November 10, 2008

Energy Conservation Technologies, Inc.

Gentlemen:

I have acted as your counsel for corporate matters in connection with your preparation and filing of Form 1-A with the Securities and Exchange Commission covering the offering of Units consisting of Common Stock (the "stock") and Warrants of Energy Conservation Technologies, Inc.

In so acting, I have examined and relied upon such records, documents and other instruments as in our judgment are necessary or appropriate in order to express the opinion hereinafter set forth and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies.

We are admitted to practice in the State of California, and are not admitted to practice in the State of Nevada. However, for the limited purposes of our opinion set forth above, we are generally familiar with the General Corporation Law of the State of Nevada as presently in effect and have made such inquiries as we consider necessary to render this opinion with respect to a Nevada corporation. This opinion letter is limited to the laws of the State of California and, to the extent set forth above, Nevada Corporate Law, as such laws presently exist and to the facts as they presently exist. We express no opinion with respect to the effect or applicability of the laws in any other jurisdiction.

Based on the foregoing, I am of the opinion that:

The Stock, when issued and delivered in the manner and/or the terms described in the Form 1-A as filed (after it is declared qualified) will constitute duly and validly issued, fully paid and nonassessable common stock of Energy Conservation Technologies, Inc.

I hereby consent to the use of this opinion as an exhibit to the Form 1-A filing. In giving this consent, I do not hereby admit that I come within the category of a person whose consent is required under Section 7 of the Act, or the general rules and regulations thereunder.

Very Truly Yours,

Donald G. Davis
For Davis & Associates

PROMISSORY NOTE

$20,000.00 Date: November 07, 2007

For value received, the undersigned Energy Conservation Technologies, Inc., (the "Borrower"), at 3027 N 75th Street, Boulder, CO80301 promises to pay to the order of George E. Swanson Trust, Peter Van Dorn, TTEE, (the "Lender"), at 5023 W 120th Ave, #133, Broomfield, CO 80020-5606, (or at such other place as the Lender may designate in writing) the sum of $20,000.00 with interest from November 7, 2007, on the unpaid principal at the rate of 10.00% per annum compounded annually.

Unpaid principal after the Due Date shown below shall accrue interest at a rate of 15.00% annually until paid.

The unpaid principal and accrued interest shall be convertible into common stock of Energy Conservation Technologies, LLC at a price of $0.10 per share during the first twenty four months of the loan, in any amount at the Lender's option. After twenty four months from the date of the loan, the balance of unpaid principal and accrued interest not converted into common stock shall be due in full.

Further, the lender shall have a warrant to acquire additional stock up to the original loan amount at $0.10 per share during the first twenty four months from the original date of the loan.

All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

The Borrower reserves the right to prepay this Note (in whole or in part) prior to the Due Date upon 30 days notice to Lender with no prepayment penalty. During this 30 day period, Lender may still exercise the conversion right set forth above and the Warrant to purchase additional stock.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2) the death of Fazel Quazi;

3) the filing of bankruptcy proceedings involving the Borrower as a debtor;

E-12.0-1

4) the application for the appointment of a receiver for the Borrower;

5) the making of a general assignment for the benefit of the Borrower's creditors;

6) the insolvency of the Borrower;

7) a misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado.

Signed this 7th day of November, 2007, at Boulder, Colorado.

Borrower:

Fazel Quazi, President and CEO

GUARANTY

Fazel Quazi unconditionally guarantees all the obligations of the Borrower under this Note.

Date: November 7, 2007

Fazel Quazi

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PROMISSORY NOTE

$10,000.00 Date: September 10, 2008

For value received, the undersigned Energy Conservation Technologies, Inc., (the "Borrower"), at 3027 N 75th Street, Boulder, CO 80301 promises to pay to the order of George E. Swanson Trust, Peter Van Dorn, TTEE, (the "Lender"), at 5023 W 120th Ave, #133, Broomfield, CO 80020-5606, (or at such other places as the Lender may designate in writing) the sum of $10,000.00 with interest from September 10, 2008, on the unpaid principal at the rate of 10.00% per annum compounded annually.

Unpaid principal after the due date shown shall accrue interest at a rate of 15.00% annually until paid.

The unpaid principal and accrued interest shall be convertible into common stock of Energy Conservation Technologies, Inc at a price of $0.10 per share during the first twenty four months of the loan, in any amount at the Lender's option. After twenty four months from the date of the loan, the balance of the unpaid principal and accrued interest not converted into common stock shall be due in full.

Further, the Lender shall have a Warrant to acquire additional stock up to the original loan amount at $0.10 per share during the first twenty four months from the original date of the loan.

All payments on this note shall be applied first in payment of accrued interest and any remainder in payment of principal.

The Borrower reserves the right to prepay this note (the whole or in part) prior to the Due Date upon 30 days notice to Lender with no prepayment penalty. During this 30 day period, Lender may still exercise the conversion right set forth above and the Warrant to purchase additional stock.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;
2) the death of Fazle Quazi
3) the filing of bankruptcy proceedings involving the Borrower as a debtor;
4) the application for the appointment of a receiver for the Borrower;
5) the making of a general assignment for the benefit of the Borrower's creditors;
6) the insolvency of the Borrower;

7) a misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado.

Signed this 10th day of September, 2008, at Boulder, Colorado.

Borrower:

Fazle Quazi, President and CEO

GURANTY

Fazle Quazi unconditionally guarantees all the obligations of the Borrower under this note.

Date: September 10, 2008

Fazle Quazi

END
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